

March 13, 2013

<u>Via E-mail</u>
John A. Goodman
Executive Chairman
Goodman Networks Incorporated
6400 International Parkway, Suite 1000
Plano, Texas 75093

>    **Re:    Goodman Networks Incorporated**
>    **Registration Statement on Form S-4**
>    **Filed February 14, 2013**
>    **File No. 333-186684**

Dear Mr. Goodman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements in accordance with Article 3-12 of Regulation S-X.

2. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. We note that as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Risk Factors, page 20

3.  Please revise your disclosure to include a risk factor to address the
    additional costs and expenses you expect to incur as a result of being a
    reporting company.  We note your disclosure on page 60 discussing the
    estimated increase in your SG&A expenses following this offering.  In
    addition, please quantify the estimated additional costs you expect to
    incur.

4.  Please also include risk factor disclosure discussing that you are not
    subject to specific corporate governance requirements, most notably
    having a Board of Directors comprising of a majority of independent
    directors.  We note your disclosure on page 98.

5.  We note that you would not have met the Leverage Ratio relating to your
    Credit Facility as of September 30, 2012.  We also note that you would not
    have met the Fixed Charge Coverage Ratio or the Leverage Ratio required
    by the Indenture relating to the Senior Secured Notes as of September 30,
    2012.  You should expand the existing risk factor on pages 31-32 to
    discuss the likelihood that you may not satisfy these ratios in the future
    and the ramifications for not doing so.

The Exchange Offer, page 43

Expiration Date; Extension; Amendments, page 45

6.  We note your reservation of the right to amend the terms of the exchange
    offer.  Please revise to indicate that, in the event of a material change in
    the offer, including the waiver of a material condition, you will extend the
    offer period if necessary so that at least five business days remain in the
    offer following notice of the material change.

Conditions to the Exchange Offer, page 50

7.  We note your disclosure on page 50 that you reserve the right "to delay the
    acceptance of any outstanding notes."  Clarify in what circumstances you
    will delay acceptance and confirm that any such delay will be consistent
    with Rule 14e-1(c). For example, if you are referring to the right to delay
    acceptance only due to an extension of the exchange offer, so state.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Contractual Payment Obligations, page 73

8.  Please revise your tabular disclosure to also include your current interest payment obligations, including penalty interest, associated with your outstanding long-term debt.

Internal Controls and Procedures, page 77

Changes in Accountants, page 80

9.  We note your disclosure on page 81 stating your material weaknesses had been previously communicated by your former independent registered public accounting firm and "disclosed in the Company's Quarterly Report for the quarter ended September 30, 2011."  Please clarify this disclosure given this is your initial public offering and you have not previously been a publicly reporting company.

10. Please identify the "specified executive officer" that was subject of the internal investigation related to allegations of instructing company personnel to withhold material information from Ernst & Young.  We note your disclosure on page 81.

11. We note your statement that outside counsel discussed "the procedures and parameters of the Investigation with the board of directors as well as KPMG."  Tell us what role KPMG played in scoping the Investigation prior to its engagement.

Executive Compensation, page 99

Summary Compensation Table, page 99

12. It appears your bonus compensation disclosure with respect to Mr. James Johnson is incorrect in the table, and also in the accompanying footnote 11.  For example, we note your disclosure on page 102 that in addition to an annual bonus awarded to Mr. Johnson in 2012, Mr. Johnson was also awarded a discretionary bonus in the amount of $1,077,500 for his 2012 performance.  However, your tabular disclosure indicates only a bonus amount of $520,000 awarded to Mr. Johnson in 2012.  Please advise or revise.

13. We note you report 2012 "All Other Compensation" disclosure in the table with respect to Mr. Ron Hill of $2,571,725.  Please quantify the specific perquisites and personal benefits that exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for Mr. Hill.  Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 110

14. Please revise your disclosure on page 111 to provide the remaining debt balance owed by Mr. John Goodman that was forgiven by the company on April 28, 2012.

Note 8 Shareholders' Equity (Deficit), page F-19

15. We note that in June 2011 you repurchased common stock at $65.46 per share. We also note that in November and December of 2011 you repurchased common stock at $102.91 per share. We note your disclosure that the purchases at $102.91 per share were executed at fair value and we note that all of these transactions were with your principal shareholders. Tell us if the common stock repurchased in June was at fair value. In this regard, tell us how you determined the fair value of the repurchased stock in June, November and December 2011.

Note 9. Share-Based Compensation and Warrants, page F-20

16. We note that in December 2011 you settled 11,074 outstanding stock option awards with certain employees of the company at a price of $120.91 per share, which equaled the intrinsic value of the options at the settlement date. Tell us how you determined that the price per share paid in the option settlement represented the intrinsic value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters.  Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Greg Samuel, Esq.
        Matt Fry, Esq.
        Ron Hill
        Randy Dumas